SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of January, 2005



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                 Form 40-F    X
               -----                        -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                No     X
         -----                 -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CP SHIPS LIMITED
                                               (Registrant)

Date:  5 January 2005
                                               By: /s/ JOHN BAKER
                                                   ----------------------------
                                                    Name:   John Baker
                                                    Title:  Secretary



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                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                  Page
----------------------                                                  ----

     10.1      Press Release of CP Ships Limited "CP SHIPS              4
               APPOINTS JOHN BAKER SVP GENERAL COUNSEL
               & SECRETARY", dated 5 January 2005



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

                                                                 Exhibit 10.1

         CP SHIPS APPOINTS JOHN BAKER SVP GENERAL COUNSEL & SECRETARY

GATWICK, UK (5th January 2005) - CP Ships Limited has appointed John Baker as Senior Vice President General Counsel & Secretary with immediate effect. He is based at company headquarters in Gatwick, UK.

He joins CP Ships from Air Canada where he was SVP & General Counsel and led a team engaged in a wide variety of regulatory, commercial, operational and finance-related legal activities. Prior to Air Canada, he was VP General Counsel and Secretary at the National Capital Commission, the organization responsible for management of federally owned properties and cultural programs in Canada's capital region. He has also worked in senior counsel positions in the telecommunications field with BCE Inc and its affiliates, prior to which he was in private practice in Toronto.

"We welcome John and look forward to benefiting from his extensive experience in Canadian corporate affairs," said Chairman Ray Miles.

Mr Baker succeeds former VP General Counsel & Secretary John Irving who left CP Ships late last year.

                                    -ends-

Forward-Looking Statements: Except for historical information, the statements made in this press release may constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with Canadian securities commissions, the Toronto Stock Exchange, the US Securities and Exchange Commission and the New York Stock Exchange, which are incorporated by reference.


ABOUT CP SHIPS: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 39 services in 23 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. As of 30th September 2004, CP Ships' vessel fleet was 81 ships and its container fleet 457,000 teu. Its 2003 volume was 2.2 million teu, more than 80% of which was North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the



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S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.


                                   CONTACTS

                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764
                                      or
                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660



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